Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-189813

Pricing Term Sheet

dated January 13, 2015

Aegean Marine Petroleum Network Inc.

$42,000,000 Aggregate Principal Amount of

4.00% Convertible Senior Notes due 2018

This term sheet relates only to the notes referenced above (“notes”) and should be read together with the preliminary prospectus supplement dated January 12, 2015 (the “preliminary prospectus supplement”), including the documents incorporated by reference therein, and the accompanying prospectus dated August 20, 2013, before making a decision in connection with an investment in the notes. As described below, the notes subject to this offering will be consolidated, form a single series and be fully fungible with the $86.25 million aggregate principal amount of 4.00% Convertible Senior Notes due 2018 outstanding as of the date hereof (the “Outstanding 2018 Notes”). The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Aegean Marine Petroleum Network Inc., a Marshall Islands corporation

Ticker/Exchange:	ANW / New York Stock Exchange

Trade Date:	January 13, 2015

Settlement Date:	January 16, 2015

Fungibility:	The notes will be consolidated, form a single series, and be fully fungible with, the Outstanding 2018 Notes.

NYSE Last Reported Sale Price on January 12, 2015:	$14.54 per share

Initial Conversion Price:	Approximately $14.23 per share of common stock

Initial Conversion Rate:	70.2679 shares of common stock per $1,000 aggregate principal amount of notes. On December 22, 2014, the Company paid a dividend of $0.02 per share to holders of its common stock. This dividend increase will result in an adjustment to the conversion rate that will be carried forward and taken into account in any future adjustment or will be given effect at the times specified in the indenture governing the notes.

Title of Securities:	4.00% Convertible Senior Notes due 2018 (the “notes”)

Aggregate Principal Amount Offered:	$42,000,000 aggregate principal amount of notes (which is $2,000,000 more than previously announced), or a total of $48,300,000 if the underwriters’ option to purchase up to an additional $6,300,000 aggregate principal amount of notes (which is $300,000 more than previously announced) is exercised in full.

Price to Public:	111.0%, plus accrued interest, if any, from November 1, 2014

Underwriting Discounts and Commissions:	3.75%

Use of Proceeds:	The Issuer estimates that the net proceeds to the Issuer from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Issuer, will equal approximately $44.6 million (or approximately $51.3 million if the underwriters exercise their option to purchase additional notes in full). The Issuer intends to use the net proceeds for working capital required to fund expansion in the Issuer’s existing and new markets.

Maturity:	November 1, 2018, unless earlier converted, redeemed or repurchased

Annual Interest Rate:	4.00%

Interest Payment Dates and Record Dates:	Interest will accrue from November 1, 2014 or from the most recent date on which interest has been paid or provided for, and will be payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2015, to holders of record at the close of business on the preceding April 15 and October 15, respectively.

CUSIP Number:	Y0020Q AA9

ISIN Number:	USY0020QAA95

Sole Book-Running Manager:	Jefferies LLC

Co-Managers:	ABN AMRO Securities (USA) LLC Clarkson Capital Markets LLC Stifel, Nicolaus & Company, Incorporated

Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares that will be added to the conversion rate per $1,000 principal amount of notes for each stock price and effective date set forth below in certain circumstances in connection with a “make-whole fundamental change” (as defined in the preliminary prospectus supplement):

	Stock Price
Effective Date	$10.35	$12.50	$14.23	$16.50	$19.92	$25.00	$35.00	$50.00	$65.00	$80.00
October 23, 2013	26.3504	18.0968	13.9733	10.4455	7.3037	4.8408	2.6571	1.2632	0.5508	0.1104
November 1, 2014	26.3504	16.5872	12.4596	9.0448	6.1456	4.0040	2.2026	1.0688	0.4852	0.1231
November 1, 2015	26.3504	14.9048	10.7266	7.4327	4.8328	3.0804	1.7071	0.8468	0.3975	0.1175
November 1, 2016	26.3504	13.1336	8.7653	5.5782	3.3635	2.0912	1.1826	0.6010	0.2911	0.0964
November 1, 2017	26.3504	11.2496	6.3204	3.2642	1.6933	1.0508	0.6189	0.3208	0.1577	0.0531
November 1, 2018	26.3504	9.7321	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and the later effective dates, as applicable, based on a 365- or 366-day year, as applicable.

•	If the stock price is greater than $80.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $10.35 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased as a result of this section to exceed 96.6183 shares of common stock per $1,000 principal amount of notes, subject to adjustment in the same manner, at the same time and for the same events for which the Issuer must adjust the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the preliminary prospectus supplement.

The Issuer has filed a registration statement, as well as the prospectus supplement and the accompanying prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offerings will arrange to send you the prospectus supplement and accompanying prospectus if you request them by contacting Jefferies LLC (Attn: Equity Syndicate Prospectus Department), 520 Madison Avenue, 2nd Floor, New York, New York 10022, Phone: 1-877-547-6340, Email: Prospectus_Department@Jefferies.com.

This pricing term sheet does not contain a complete description of the notes or the notes offering. It should be read together with the prospectus supplement and the accompanying prospectus.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA EMAIL OR ANOTHER COMMUNICATION SYSTEM.

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